



KW 3/2

UNITED STAT
SECURITIES AND EXCHANG
Washington, D.C. 20549

11015988

APPROVAL

3235-0123

Expires: April 30, 2013

Estimated average burden
hours per response........................12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17359

SEC MAIL RECEIVED PROCESSING
FEB 2 5 2011
WASH. D.C. SECTION
200

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING   01/01/10   AND ENDING   12/31/10

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stonegate Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5950 Sherry Lane, Suite 410
(No. and Street)

Dallas   Texas   75225
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott R. Griffith   214-987-4121
                                          (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

McBee & Co., P.C.
(Name - if individual, state last, first, middle name)

718 Paulus Avenue   Dallas   Texas   75214
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a
statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

SEC 1410 (06-02)

KW 3/11

OATH OR AFFIRMATION

I, _____ SCOTT R. GRIFFITH _____ , swear (or affirm) that, to the best of
my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of
_____ STONEGATE SECURITIES, INC. _____ , as
of _____ DECEMBER 31 _____ , 20 ___ 10 ___ , are true and correct. I further swear (or affirm)
that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

None Noted
_____

_____

_____

_____ _____
Notary Public   Signature

                                                                                DIRECTOR
                                                                    _____
                                                                                Title

This report ** contains (check all applicable boxes):

X	(a)	Facing Page.
X	(b)	Statement of Financial Condition.
X	(c)	Statement of Income (Loss).
X	(d)	Statement of Changes in Financial Condition
X	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X	(g)	Computation of Net Capital
X	(h)	Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3.
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X	(l)	An Oath or Affirmation.
X	(m)	A copy of the SIPC Supplemental Report.
	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X	(o)	Independent Auditor's Report on Internal Control.
	(p)	Schedule of Segregation Requirements and Funds in Segregation - Customer's regulated commodity futures account pursuant to Rule 171-5

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



McBee & Co.

A Professional Corporation
Certified Public Accountants

<u>INDEPENDENT AUDITORS' REPORT</u>

STONEGATE SECURITIES, INC.

We have audited the accompanying statement of financial condition of Stonegate Securities, Inc. (the "Company") as of December 31, 2010 and 2009, and the related statements of operations and changes in shareholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financing reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stonegate Securities, Inc. as of December 31, 2010 and 2009, and the results of their operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2010 and 2009, and Schedule II, Computation of Reserve Requirement of the Securities and Exchange Commission under Rule 15c3-3 as of December 31, 2010 and 2009, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 23, 2011

STONEGATE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2010 AND 2009

	2010	2009
. . . . ASSETS		
CURRENT ASSETS		
Cash and Cash Equivalents	$ 148,005	$ 368,071
Accounts Receivable:		
Trade	56,148	45,422
Parent	135,522	51,032
Total	339,675	464,525
Deposits	10,000	10,000
TOTAL	$ 349,675	$ 474,525
. . . . LIABILITIES AND SHAREHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts Payable:		
Trade	$ 18,228	$ 16,314
Parent	24,000	
Current Portion of Deferred Rent	4,469	4,469
Accrued Liabilities		5,856
Total	46,697	26,639
Deferred Rent, Less Current Portion	5,586	10,056
COMMITMENTS AND CONTINGENCIES (Notes 6 and 7)		
SHAREHOLDER'S EQUITY		
Common Stock, $1 Par Value, 1,000 Shares Issued and Outstanding	1,000	1,000
Additional Paid-in-Capital	363,500	363,500
Retained Earnings (Accumulated Deficit)	(67,108)	73,330
Total	297,392	437,830
TOTAL	$ 349,675	$ 474,525

See Notes to Financial Statements

STONEGATE SECURITIES, INC.

STATEMENT OF OPERATIONS AND CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
REVENUE	$ 1,116,815	$ 1,463,634
EXPENSES		
Operating Expenses	328,195	291,697
General and Administrative Expenses (Note 8)	929,058	990,714
TOTAL	1,257,253	1,282,411
INCOME (LOSS) FROM OPERATIONS	(140,438)	181,223
Interest Income		35
INCOME (LOSS) BEFORE PROVISION FOR INCOME TAX	(140,438)	181,258
PROVISION FOR INCOME TAX (Note 3)		5,458
NET INCOME (LOSS)	(140,438)	175,800
SHAREHOLDER'S EQUITY		
Retained Earnings (Accumulated Deficit)		
Beginning of Year	73,330	(102,470)
End of Year	$ (67,108)	$ 73,330

STONEGATE SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ (140,438)	$ 175,800
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by Operating Activities:		
Change in operating assets and liabilities decrease (increase) in:		
Accounts receivable	(95,216)	43,673
Accounts payable	25,914	(5,363)
Accrued liabilities	(5,856)	
Total adjustments	(75,158)	38,310
Net Cash Provided (Used) by Operating Activities	(215,596)	214,110
CASH FLOWS FROM FINANCING ACTIVITIES		
Deferred Rent	(4,470)	14,525
Net Cash Provided by Financing Activities	(4,470)	14,525
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(220,066)	228,635
Beginning of Year	368,071	139,436
End of Year	$ 148,005	$ 368,071

STONEGATE SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF BUSINESS

Stonegate Securities, Inc. (the "Company') was incorporated in Texas, in 1972. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's office is located in Dallas, Texas. The Company is a wholly-owned subsidiary of Griffith Shelmire Partners, Inc. (the "Parent"). The Company's main source of revenue is providing investment banking services to public companies throughout the United States.

The Company is governed by FINRA as a "Limited Broker Dealer" with a minimum net capital requirement of $5,000. As such, the Company must follow certain regulations, which may limit the Company's operations to certain securities, markets and client services (for example, the Company is prohibited from holding client's cash and/or securities and may not underwrite securities placements). In addition, the Company is required to establish, test and maintain various operational procedures which may involve client and public communication, supervision and education of registered representatives, anti-money laundering, and company capitalization.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that all the funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Banking

Investment banking revenues include fees from raising capital and moving large blocks of stock for small-cap companies. The Company is engaged by clients to solicit institutional investors and manage the related processes of the transactions. Capital raising revenue and block transaction revenue are earned upon the successful closing of a transaction.

Fair Value of Financial Instruments

Cash, accounts receivable, and accounts payable are short-term in nature and accordingly are reported in the statement of financial condition at fair value or carrying amounts that approximate fair value.

Reclassification

For comparative purposes, certain prior period amounts in the accompanying financial statements have been reclassified to conform to the current year classifications.

3. INCOME TAX

The Company files a consolidated federal and state income tax return with the Parent. Any resulting Federal and state provision or benefit for income taxes is recorded as receivable from or payable to the Parent and represents the applicable share allocated to the Company. The Federal income tax rate is approximately 35 percent. The provision of state income tax approximates $0 and $5,458 for the year ended December 31, 2010 and December 31, 2009, respectively.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010 and 2009, the Company had net capital of $105,669 and $341,321, which were $100,669 and $336,321 in excess of its required net capital of $5,000, respectively. The Company's net capital ratio was 0.5 to 1 and 0.1 to 1 at December 31, 2010 and 2009, respectively.

5. CONCENTRATION OF CREDIT RISK

The Company is engaged in brokerage activities in which it acts as an agent connecting small-cap companies with institutional investors. In the event a transaction closes and the small cap company does not fulfill its obligations to pay the contractual fee, the Company may be exposed to risk.

6. LEASE COMMITMENTS

The Company leases office space under an operating lease. Rental expense approximated $84,656 and $94,000 for 2010 and 2009, respectively. The terms of the lease generally require the Company to provide liability insurance and cover certain general operating expenses with provision for escalations and pay for parking. The aggregate future minimum rental obligations at December 31, 2010 are noted below:

Year	Amount
2011	$ 76,664
2012	79,058
2013	46,470
Total	$ 202,172

7. CONTINGENCIES

In the ordinary course of conducting its business, the Company may be subjected to loss contingencies arising from lawsuits. Management believes that the outcome of such matters, if any, will not have a material impact on the Company's financial condition or results of future operations.

8. RELATED PARTY TRANSACTIONS

The Parent provides equipment and general and administrative services to the Company. In return, the Company pays the Parent a discretionary management fee. For the years ended December 31, 2010 and 2009, the Company paid management fees to the Parent of approximately $583,100 and $714,600, respectively, which are reflected as general and administrative expenses in the accompanying Statement of Operations and Changes in Stockholder's Equity. The existence of this association creates operating results and a financial position significantly different than if the companies were autonomous.

9. SUBSEQUENT EVENTS

   Subsequent events were evaluated through February 23, 2011,
   which is the date the financial statements were available to
   be issued.

SUPPLEMENTAL INFORMATION

STONEGATE SECURITIES, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2010 AND 2009

	2010	2009
NET CAPITAL		
Total Shareholder's Equity Qualified for Net Capital	$ 297,392	$ 437,830
Deductions	191,670	96,454
Net Capital before Haircuts	$ 105,722	$ 341,376
Haircuts on Securities		
Cash and Cash Equivalents	53	55
Net Capital	$ 105,669	$ 341,321
AGGREGATE INDEBTEDNESS		
Accounts Payable	$ 46,697	$ 36,695
Total Aggregate Indebtedness	$ 46,697	$ 36,695
NET CAPITAL REQUIREMENT		
Minimum Net Capital Required	$ 5,000	$ 5,000
Excess Net Capital	$ 100,669	$ 336,321
Excess Net Capital at 1000%	$ 99,669	$ 337,652
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.5 TO 1	0.1 TO 1

No material differences existed between the audited Computation of
Net Capital and the corresponding unaudited form X-17A-5, Part IIA

STONEGATE SECURITIES, INC.

SCHEDULE II
COMPUTATION OF RESERVE REQUIREMENT OF THE SECURITIES
AND EXCHANGE COMMISSION UNDER RULE 15c3-3
AS OF DECEMBER 31, 2010 AND 2009

Stonegate Securities, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) under Rule 15c3-3(k)(2)(ii) which provides that all the funds and securities belonging to the Company's customers will be processed by a correspondent broker dealer; therefore, the Company is exempt from the "Computation of the Reserve Requirement Under Rule 15c3-3".

The Company operates under a separate "Fully Disclosed Correspondent Agreement" with First Southwest Securities, Inc.



McBee & Co.

A Professional Corporation
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON
PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Stonegate Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Stonegate Securities, Inc.(the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2010 nothing no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustment noting no differences; and

5. Compared the amount of any over-payment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting note differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 23, 2011



McBee & Co.

A Professional Corporation
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) OF A BROKER-DEALER CLAIMING AN EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

Stonegate Securities, Inc.

In planning and performing our audit of the financial statements of Stonegate Securities, Inc. (the "Company"), as of and for the years ended December 31, 2010 and 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be, and should not be used by anyone other than these specified parties.

February 23, 2011



McBee & Co.

A Professional Corporation
Certified Public Accountants

STONEGATE SECURITIES, INC.

FINANCIAL STATEMENTS

AS OF

DECEMBER 31, 2010 AND 2009

AND

FOR THE YEARS THEN ENDED

AND

INDEPENDENT AUDITORS' REPORT